UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


13030823

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-68390

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 AND ENDING 12/31/12
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: KGS-Alpha Capital Markets, L.P.

OFFICIAL USE ONLY
FIRM I.D. NO

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

601 Lexington Avenue 44th Floor
(No. and Street)

New York,	New York	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Robert Seery (646) 588-2170
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – *if individual, state last, first, middle name*)

Two World Financial Center	New York,	New York	10281-1414
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- x Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

KGS-ALPHA CAPITAL MARKETS, L.P.

TABLE OF CONTENTS

This report ** contains (check all applicable boxes):

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)*

AFFIRMATION

I, Robert Seery, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to KGS-Alpha Capital Markets, L.P. (the "Company") as of and for the year ended December 31, 2012, are true and correct. I further affirm that neither the Company nor any partner, officer or director has any proprietary interest in any account classified solely as that of a customer.



Robert Seery
Chief Financial Officer

Subscribed and Sworn to before me this
26th day of February, 2013



Notary Public

MERVIN E. HORST
Notary Public, State of New York
No. 31-5032586
Qualified in New York County
Commission expires August 29, 2014

KGS-Alpha Capital Markets, L.P.
(SEC I.D. No. 8-68390)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2012
AND
INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

****

Filed Pursuant to Rule 17a-5(e) (3) under the Securities Exchange Act of 1934
as a PUBLIC DOCUMENT

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA
deloitte.com
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Partners of
KGS-Alpha Capital Markets, L.P.
New York, NY

We have audited the accompanying statement of financial condition of KGS-Alpha Capital Markets, L.P. (the "Company"), as of December 31, 2012, and the related notes (the "financial statement"), that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statement that is free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of KGS-Alpha Capital Markets, L.P. as of December 31, 2012, in accordance with accounting principles generally accepted in the United States of America.



February 26, 2013

KGS-ALPHA CAPITAL MARKETS, L.P.

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2012
(Dollars in Thousands)

ASSETS:		
Cash	$	4,790
Securities segregated for regulatory purposes		1,155
Securities purchased under agreements to resell (including $2,086,002 at fair value)		2,531,998
Financial instruments owned, at fair value (including $1,638,102 pledged)		1,726,748
Receivables from broker-dealers and clearing organizations		45,002
Accrued interest receivable		6,622
Furniture, equipment, software, and leasehold improvements, at cost, less accumulated depreciation and amortization of $1,367		2,705
Other assets		3,265
TOTAL ASSETS	**$**	**4,322,285**
LIABILITIES AND PARTNERS' EQUITY:		
LIABILITIES:		
Securities sold under agreements to repurchase (including $2,207,624 at fair value)	$	3,460,830
Financial instruments sold, not yet purchased, at fair value		262,786
Payables to broker-dealers		411,779
Accrued interest payable		1,150
Accrued expenses and other liabilities		26,994
TOTAL LIABILITIES		**4,163,539**
PARTNERS' EQUITY		158,746
TOTAL LIABILITIES AND PARTNERS' EQUITY	**$**	**4,322,285**

See notes to financial statements.

1. ORGANIZATION AND BASIS OF PRESENTATION

Nature of Business—KGS-Alpha Capital Markets, L.P. ("Company"), a Delaware limited partnership, is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company primarily markets and trades Agency and Non-Agency Mortgage-backed Securities and other fixed income Asset Backed credit products. The Company's head office is in New York City and it has additional offices in California, Florida, Massachusetts, Missouri, Virginia, Arizona, Tennessee and Illinois. Beginning in May 2012, the Company began self-clearing its financing transactions and a portion of its proprietary trading, while clearing its customer transactions through Pershing LLC, ("Clearing Broker") on a fully disclosed basis.

KGS Alpha Capital Markets GP, LLC ("KGS-Alpha GP"), a Delaware limited liability company, and KGS Holdings, L.P. ("KGS Holdings") are the sole general and limited partner, respectively, of the Company. KGS-Alpha GP is wholly owned by KGS Holdings.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates— The financial statements were prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP") which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expense during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents— The Company considers its investments in highly liquid financial instruments with maturities of less than 90 days when issued to be cash equivalents. As of December 31, 2012, the Company did not hold any cash equivalents.

Securities Segregated for Regulatory Purposes— The Company is subject to SEC Rule 15c-3-3 and as such may be required to deposit cash and/or eligible securities to meet customer reserve computation requirements. As of December 31, 2012, the Company has on deposit $1,155 of eligible securities in its Special Reserve for the Exclusive Benefit of Customers account.

Customer Transactions — Customer securities transactions that are not cleared through the Company's Clearing Broker are recorded on a trade date basis with related revenue included in principal transactions in the Statement of Income. Receivable from and payable to customers were $62 and $1 are in included in Other assets and Accrued expenses and other liabilities, respectively.

Furniture, Equipment, Software and Leasehold Improvements— Fixed assets are stated at cost less accumulated depreciation and amortization. Depreciation on computer equipment is computed using the straight-line method over a period up to three years. Depreciation on furniture, fixtures and non-computer related equipment is computed using the straight-line method over a period of five years. Amortization on leasehold improvements is computed using the straight-line method over the life of the applicable lease.

The costs of internally developed software that qualify for capitalization are capitalized as fixed assets and subsequently amortized over the estimated useful life of the software, which is generally five years. The costs of internally developed software are included in fixed assets at the point at which the conceptual formulation, design and testing of possible software project alternatives are complete and management authorizes and commits to funding the project. The Company does not capitalize pilot projects and projects where it believes that the future economic benefits are less than probable.

Income Taxes— The Company is a limited partnership, wholly owned by KGS Holdings, disregarded for federal, state and local income tax purposes. Accordingly, there is no provision for income taxes in the accompanying financial statements.

The Company recognizes tax positions in the financial statement only when it is more-likely-than-not, based on the technical merits, that the position will be sustained upon examination by the relevant taxing authority. Based upon the Company's review of its federal, state and local income tax returns and tax filing positions, the Company determined no unrecognized tax benefits for uncertain tax positions were required to be recorded. In addition, the Company does not believe that it has any tax positions for which it is reasonably possible that it will be required to record significant amounts of unrecognized tax benefits within the next twelve months. The Company's accounting policy provides that interest and penalties related to income taxes is to be included in other expense.

There is no tax sharing agreement between the Company and the General Partner, and there have been no distributions to the General Partner for reimbursements of taxes.

Financial instruments owned and Financial instruments sold, not yet purchased – Financial instruments owned and financial instruments sold, not yet purchased ("trading securities") are recorded at fair value and primarily consist of U.S Treasury securities, Agency and Non-Agency mortgage-backed and Corporate obligations. Gains and losses arising from all transactions in trading securities are recorded on a trade date basis and included in principal transactions revenue on the Statement of Income. Trading securities are recorded at fair value as required by accounting pronouncements.

Derivatives — Derivatives are used to manage the Company's exposures to interest, credit, and other market risks associated with trading activities. The most frequently used derivative products are To Be Announced ("TBA") contracts, futures and options on futures and credit default swaps. All derivative instruments are recorded at fair value. The Company uses industry standard derivative contracts whenever appropriate.

Derivatives in a receivable position are reported in financial instruments owned and derivatives in a liability position are reported in financial instruments sold, not yet purchased on the Statement of Financial Condition.

Securities Purchased Under Agreement to Resell and Securities Sold Under Agreements to Repurchase **— The Company purchases securities under agreements to resell ("reverse repurchase agreements") and takes possession of these securities. Reverse repurchase agreements are treated as collateralized lending transactions whereby the Company monitors the market value of the securities purchased and additional collateral is obtained or excess returned, when appropriate. The Company also has the right to liquidate the collateral held in the event of counterparty default. The Company also sells securities under agreements to repurchase ("repurchase agreements"), which are treated as collateralized borrowing transactions.**

Certain reverse repurchase agreements and repurchase agreements are recorded on the Statement of Financial Condition at fair value while the remaining reverse repurchase agreements and repurchase agreements are recorded at their contracted resale or repurchase amount plus accrued interest.

Fair Value Measurements—Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In determining fair value, the Company uses various valuation approaches and establishes a hierarchy for inputs used in measuring fair value that maximizes the use of relevant observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the assumptions other market participants would use in pricing the asset or liability developed based on the best information available in the circumstances.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.
- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability.

See Note 4 for a description of valuation techniques applied to the major categories of financial instruments measured at fair value.

Fair Value of Financial Instruments – The Company believes the amounts presented for financial assets and liabilities on the Statement of Financial Condition are carried at fair value or at amounts that, because of their short-term nature, approximate current fair value.

3. RECENT ACCOUNTING PRONOUCEMENTS-

Reconsideration of Effective Control for Repurchase Agreements - In April 2011, the Financial Accounting Standards Board ("FASB") issued accounting guidance that removes the requirement to consider whether sufficient collateral is held when determining whether to account for repurchase agreements and other agreements that both entitle and obligate the transferor to repurchase or redeem financial assets before their maturity as sales or as secured financings. The guidance is effective prospectively for transactions beginning on January 1, 2012. The adoption of this guidance did not have an impact on our financial condition, results of operations or cash flows.

Fair Value Measurements and Disclosures - In May 2011, the FASB issued accounting updates to Accounting Standards Codification 820, Fair Value Measurements Topic — Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs, which provide clarifying guidance on how to measure fair value and additional disclosure requirements. The amendments prohibit the use of blockage factors at all levels of the fair value hierarchy and provide guidance on measuring financial instruments that are managed on a net portfolio basis. Additional disclosure requirements include transfers between Levels 1 and 2; and for Level 3 fair value measurements, a description of our valuation processes and additional information about unobservable inputs impacting Level 3 measurements. The updates are effective January 1, 2012 and will be applied prospectively. The adoption of this guidance did not have an impact on our financial condition, results of operations or cash flows.

Balance Sheet Offsetting Disclosures - In December 2011, the FASB issued an Accounting Standards Update ("ASU"), Disclosures about Offsetting Assets and Liabilities ("ASU 2011-11") to Topic 210, Balance Sheet. The update requires new disclosures about balance sheet offsetting and related arrangements. For derivatives and financial assets and liabilities, the amendments require disclosure of gross asset and liability amounts, amounts offset on the balance sheet, and amounts subject to the offsetting requirements but not offset on the balance sheet. The guidance is effective January 1, 2013 and is to be applied retrospectively. This guidance does not amend the existing guidance on when it is appropriate to offset; as a result, we do not expect this guidance to affect our financial condition, results of operation or cash flows.

4. FAIR VALUE MEASUREMENTS

The Company's trading securities are evaluated with the fair value hierarchy, based on the nature of inputs used to determine the fair value at the measurement date. See Note 2 for a discussion of the Company's policies regarding this hierarchy.

A description of the valuation techniques applied to the Company's major categories of trading securities follows:

Securities Purchased/Sold under Agreements to Resell/Repurchase
The fair value of reverse repurchase and repurchase agreements are determined using discounted cash flow models using multiple market inputs, including interest rates and spreads. The inputs are generally from actively quoted markets and can be validated through external sources, including brokers, pricing services, and market transactions.

U.S. Government Securities
U.S government securities are valued using quoted market prices. Valuation adjustments are not applied. Accordingly, U.S. government securities are categorized in Level 1 of the fair value hierarchy.

U.S. Agency Securities
U.S. agency securities primarily consist of mortgage pass-through securities, to-be-announced ("TBA") securities and mortgage pass-through certificates. TBA securities are generally valued using quoted market prices or are benchmarked thereto. The fair value of mortgage pass-through certificates are model driven with respect to the comparable TBA security. TBA securities and mortgage pass-through certificates are generally categorized in Level 2 of the fair value hierarchy.

Non-Agency Securities
Non-agency securities consist of mortgage pass-through certificates and are generally valued based on external price/spread data or, in certain cases, on prices of comparable bonds. Non-agency mortgage pass-through certificates are generally categorized in Level 2 of the fair value hierarchy.

Options on Futures and Futures
Options on futures and futures are valued using quoted market prices. Valuation adjustments are not applied. Accordingly, options on futures and futures are categorized in Level 1 of the fair value hierarchy.

Derivative Contracts
Credit default swaps contracts are generally valued using a model, whose inputs reflect assumptions that we believe market participants would use in valuing the derivative in a current period transaction. Inputs to valuation models are appropriately calibrated to market data. For many derivative contracts, the valuation models do not involve material subjectivity as the methodologies do not entail significant judgment and the

inputs to valuation models do not involve a high degree of subjectivity as the valuation model inputs are readily observable or can be derived from actively quoted markets.

Fair Value Option

The Company has elected the fair value option for certain matched reverse repurchase agreements and repurchase agreements. The fair value option election allows entities to irrevocably elect fair value as the initial and subsequent measurement attribute for certain financial assets and liabilities. Changes in fair value are recognized in earnings as they occur for those assets and liabilities for which the election is made. The election is made on an instrument-by-instrument basis at initial recognition of an asset or liability or upon an event that gives rise to a new basis of accounting for that instrument.

The following table presents the fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2012:

	Fair Value Measurements on a Recurring Basis		
	Level 1	Level 2	Total
Assets			
Securities segregated for regulatory purposes			
US agency securities	$ -	$ 1,155	$ 1,155
Securities purchased under agreements to resell	-	2,086,002	2,086,002
Financial instruments owned:			
US government and agency securities	46,645	1,618,786	1,665,431
Non-agency securities	-	25,166	25,166
Options on futures	301	-	301
Corporate obligations	-	35,850	35,850
Total Financial instruments owned	46,946	1,679,802	1,726,748
Receivables from broker-dealers and clearing organizations:			
Futures	41	-	41
Total	$ 46,987	$ 3,766,959	$ 3,813,946

	Fair Value Measurements on a Recurring Basis		
	Level 1	Level 2	Total
Liabilities			
Securities sold under agreement to repurchase	$ -	$ 2,207,624	$ 2,207,624
Financial instruments sold, not yet purchased:			
US government and agency securities	234,024	4,036	238,060
Non-agency securities	-	24,194	24,194
Options on futures	204	-	204
Derivative contracts	-	328	328
Total Financial instruments sold, not yet purchased	234,228	28,558	262,786
Payables to broker-dealers			-
Futures	138	-	138
Total	$ 234,366	$ 2,236,182	$ 2,470,548

During the year ended December 31, 2012, there were no transfers of assets or liabilities between fair value measurements classifications. In addition, the Company had no activity in level 3 assets during the year ended December 31, 2012.

5. DERIVATIVES

Derivatives are subject to various risks similar to other financial instruments, including market, credit and operational risk. The risks of derivatives should not be viewed in isolation, but rather should be considered on an aggregate basis along with the Company's other trading-related activities. The Company manages the risks associated with derivatives on an aggregate basis along with the risks associated with proprietary trading as part of its risk management policies.

The following table presents the fair value and related number of derivative contracts at December 31, 2012 categorized by predominant risk exposure. The fair value of assets/liabilities related to derivative contracts represents the Company's gross receivable/payable for derivative financial instruments:

	Assets		Liabilities	
	Fair Value	Number of Contracts	Fair Value	Number of Contracts
Interest rate contracts	$ 342	3,170	$ 342	8,302
Credit contracts	-	-	328	7
Total	$ 342		$ 670	

6. FURNITURE, EQUIPMENT, SOFTWARE DEVELOPMENT, AND LEASEHOLD IMPROVEMENTS, NET

At December 31, 2012, furniture, equipment, software development and leasehold improvements, net consists of the following:

	Cost	Accumulated Depreciation/ Amortization	Furniture, Equipment, and Leasehold Improvements, Net
Computer Equipment	$ 1,949	$ (960)	$ 989
Furniture and Office Equipment	190	(19)	171
Software Development	1,838	(384)	1,454
Leasehold Improvements	95	(4)	91
	$ 4,072	$ (1,367)	$ 2,705

7. RECEIVABLES FROM BROKER-DEALERS AND CLEARING ORGANIZATIONS AND PAYABLES TO BROKER-DEALERS

The following is a summary of receivable from, and payable to, brokers and dealers as of December 31, 2012:

	Receivable	Payable
Fail to deliver	$ 1,328	$ -
Deposits at clearing organizations	38,854	-
Clearing broker	-	336,902
Pending trades	-	74,846
Other	4,820	31
	$ 45,002	$ 411,779

Financial instruments owned or sold are held by the Company's Clearing Broker as collateral for amounts payable to such Clearing Broker. The Company maintains a financing line with its Clearing Broker to finance the Company's trading activity.

As of December 31, 2012, the guaranteed amount the Company was able to borrow under its financing line was $1,000,000, as long as the Company maintains a minimum net liquidating value which is defined as a 7% equity requirement on all assets held at the Clearing Broker. As of December 31, 2012, the Company borrowed $336,902. The average borrowings in 2012 were $410,014.

8. COLLATERALIZED TRANSACTIONS

The Company pledges financial instruments as collateral under repurchase agreements and in conjunction with clearing arrangements. The agreements with counterparties generally contain contractual provisions allowing the counterparty the right to sell or repledge the collateral. Trading securities that can be sold or repledged by the counterparty are included within Financial instruments owned and noted as pledged on the Statement of Financial Condition.

The Company receives securities as collateral under reverse repurchase agreements. In many instances, the Company is permitted by contract or custom to re-hypothecate the securities received as collateral. These securities may be used to secure repurchase agreements or cover short positions. At December 31, 2012, the approximate fair value of securities received as collateral that can be sold or repledged by the Company was approximately $2,375,223. At December 31, 2012, a substantial portion of the securities received had been sold or repledged.

9. PARTNERS' CAPITAL

Effective December 31, 2012, the Company had payables to certain employees for services provided to the Company, which were forgiven for equity contributed to KGS Holdings, which in turn, was contributed to the Company in the amount of $1,147.

10. COMMITMENTS AND CONTINGENCIES

Operating Leases - The Company leases office space in each of its locations pursuant to operating lease agreements. These leases are generally subject to scheduled base rent and maintenance cost increases, which are recognized on a straight-line basis over the period of the leases.

At December 31, 2012, minimum future rental commitments under operating leases were as follows:

	Amount
2013	$ 2,442
2014	2,890
2015	2,703
2016	2,145
2017	536
Total minimum lease payments	$ 10,716

Commitment – Pursuant to a management agreement between certain related parties, KGS Holdings and the Company (the "Management Agreement"), such related parties have agreed to provide specified financial and management consulting services to the Company

Mortgage-Related Commitments –The Company enters into forward contracts to purchase mortgage-backed securities as part of its trading activities. The fair value and notional amount of mortgage-related commitments recorded on the Statement of Financial Condition was $1,122 and $273,150, respectively, all with expected maturities of less than one year.

Forward Starting Repurchase Agreements –The Company enters into commitments to buy securities with agreements to resell and commitments to sell securities with agreements to repurchase securities on a forward starting basis that are primarily secured by U.S. government and agency securities. The notional amount was $875,000 at December 31, 2012, all with expected maturities of less than one year.

Other Commitments – As of December 31, 2012, the Company had agreements with certain employees that entitle them to future minimum payments. These future minimum payments amount to approximately $2,913 as of December 31, 2012. Such agreements are cancelable under certain circumstances.

Legal – In the normal course of business, the Company could potentially be party to legal actions, including arbitrations, arising in connection with the Company's activities. Where available information indicates that it is probable a liability had been incurred at the date of the financial statements and the Company can reasonably estimate the amount of that loss, the Company accrues the estimated loss by a charge to income. Management believes that the resolution of any known matter will not result in any material adverse effect on the Company's financial position.

11. MANAGEMENT INCENTIVE UNITS

In connection with the formation of KGS Holdings, certain directors agreed to restrictions on a certain number of previously held ownership interests. These restricted ownership interests were structured as management incentive units ("MIUs"). MIUs represent unvested Class A Common units in KGS Holdings and may (subject to certain vesting criteria) provide certain directors with a right to an increased proportion of profits in KGS Holdings. KGS Holdings accounts for the MIUs in accordance with the accounting guidance for equity-base awards. These costs are charged to the Company by KGS Holdings.

During 2011 and 2012, certain employees have been granted Class B Units with corresponding MIUs. These units vest in accordance with the same terms outlined in the KGS Holdings partnership agreement and are subject to repurchase provisions, upon certain termination events, at book value on the date of termination. These awards are accounted for as liability awards and are measured at each reporting date until the date of settlement.

In connection with the Class B grants to employees during 2012, 12,585 were cancelled.
The partnership agreement of KGS Holdings defines the vesting conditions applicable to the MIUs. Generally, 51.0193% of the MIUs are subject to a service condition and 48.9807% are subject to both a market condition and a performance condition. In addition, the number of MIUs that can ultimately vest is limited to 34.3007% of the fully diluted KGS Holdings Class A Common units and was equal to 83,209 at December 31, 2012.

For the 51.0193% of MIUs subject to the service condition, KGS Holdings has categorized these awards into two groups of vesting: (1) a 12 month cliff vesting award and (2) 48 separate monthly graded vesting awards, which represent 20% and 80% of the portion of MIUs subject to the service condition, respectively. The Company is allocated share-based compensation expense for these awards based on their grant date fair value over the requisite service period. For the year ended December 31, 2012, the Company recognized $2,182 of share-based compensation expense related to these MIUs. In addition, as of December 31, 2012, total unrecognized share-based compensation expense related to these MIUs that have not vested was $1,140 and this amount is expected to be recognized over a weighted average period of 3.1 years.

The remaining 48.9807% of the MIUs are subject to both a performance condition and a market condition which are based on the actual return of KGS Holdings Class A Common units in a future capital transaction, as defined, compared to a target return. The occurrence of such future capital transaction was determined to

be a performance condition while the value of such Class A Common units at the time of said transaction was considered to be a market condition. KGS Holdings assesses at each reporting date whether the achievement of this performance condition is probable.

The fair value of the MIUs was estimated by KGS Holdings using a Monte Carlo approach in a risk-neutral framework based on expected volatility, risk-free rates and correlation matrix. Expected volatility is calculated based on companies in the same peer group as the Company. The weighted-average assumptions used by the Company in estimating the grant date fair values of the MIUs during the year ended December 31, 2012 are summarized below:

Expected life (in years)	4
Expected stock price volatility	40 %
Expected dividend yield	—
Annualized forfeiture rate	0.0 %
Fair Value of MIUs	$190.86
Risk-free interest rate	.54 %

Activity in the MIUs is as follows:

	Number of Units	Weighted Average Fair Value	Weighted Average Remaining Life
Outstanding, December 31,2011	82,221	$ 98.66	3.8
Units Granted	13,573	$ 190.86	
Units Cancelled	(12,585)	$ 97.59	
Units Outstanding, December 31,2012	83,209	$ 113.90	3.6

12. FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

Market Risk and Credit Risk - In the normal course of business, the Company enters into transactions involving derivatives and other off-balance sheet financial instruments. The financial instruments may include exchange traded financial futures contracts, mortgage-backed TBA securities, derivative contracts and financial instruments sold, not yet purchased. These financial instruments are used to manage market risks and are, therefore, subject to varying degrees of market and credit risk. The Company enters into derivative transactions primarily to economically hedge other positions or transactions.

Futures contracts and TBAs provide for the delayed delivery of an underlying instrument. The contractual or notional amounts related to these financial instruments reflect the volume and activity and do not reflect the amounts at risk. Futures contracts are executed on an exchange and cash settlement is made on a daily basis for market movements. Accordingly, futures contracts generally do not have credit risk. TBAs are used by the Company in order to reduce exposure on financial instruments owned and are net settled on a periodic basis. The credit risk for TBAs is limited to the unrealized gains recorded within financial instruments

owned in the Statement of Financial Condition. Market risk is substantially dependent upon the value of the underlying financial instruments and is affected by market forces such as changes in interest rates.

The Company has sold financial instruments that it does not currently own and therefore will be obligated to purchase such financial instruments at a future date. The Company enters into such transactions in order to reduce interest rate exposure on bonds included in financial instruments owned. The Company has recorded these obligations in the financial statements at December 31, 2012, at fair values of the related financial instruments and will incur a loss if the fair value of the financial instruments increases subsequent to December 31, 2012.

In connection with the Company's financing and securities settlement activities, the Company may pledge securities as collateral to support its financing sources including repurchase agreements. In the event counterparties are unable to meet their contractual obligations to return securities pledged as collateral, the Company may be exposed to the risk of acquiring the securities at prevailing market prices. The Company seeks to control this risk by monitoring the market value of securities pledged and by requiring adjustments of collateral levels in the event of excess exposure. Moreover, the Company established credit limits for such activities and monitors credit compliance.

The Company recognizes market risk as the potential change in the value of financial instruments caused by changes in interest rates or market values of the financial instruments underlying the instruments. The Company monitors its exposure to market risk through a variety of control procedures, including daily review of trade positions.

Concentration Risk - The Company is subject to concentration risk by holding large positions in certain types of financial instruments or commitments to purchase financial instruments of a single issuer, including U.S Government and agency securities. The Company's trading securities include U.S. Government and agency securities, which, in the aggregate, represented approximately 95.46% of the Company's total assets at December 31, 2012.

13. NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to Uniform Net Capital Rule 15c3-1 of the SEC, which requires that the Company maintain minimum net capital, as defined, of $250 or 2% of aggregate debit items, as defined, whichever is greater. As of December 31, 2012 the Company had net capital of $93,198 which was $92,948 in excess of its required minimum net capital of $250.

The Company maintains proprietary accounts with its Clearing Broker ("PAIB assets"). PAIB assets are considered allowable assets in the computation of net capital pursuant to an agreement between the Company and the Clearing Broker which requires, among other things, that the Clearing Broker perform a computation of PAIB assets similar to the customer reserve computation set forth in SEC Rule 15c3-3.

14. SUBSEQUENT EVENTS

The company has performed its evaluation of subsequent events through the issuance date of the financial statements. Based upon such evaluation, no events were discovered that required disclosure or adjustment to the financial statements.

* * * *

Deloitte.

Deloitte & Touche LLP
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New York, NY 10281-1414
USA
deloitte.com
www.deloitte.com

February 26, 2013

KGS-Alpha Capital Markets, L.P.
601 Lexington Avenue
New York, NY 10022

In planning and performing our audit of the financial statements of KGS-Alpha Capital Markets, L.P. (the "Company") as of and for the year ended December 31, 2012 (on which we issued our report dated February 26, 2013 and such report expressed an unmodified opinion on those financial statements), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Parternship, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following: (1) making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e); (2) making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; (3) complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and (4) obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP